Mail Stop 4561

February 9, 2009

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re: Cicero Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2009**
> **File No. 333-151893**

Dear Mr. Broderick:

We have reviewed your revised registration statement and response letter, and have the following comments:

Compensation Discussion and Analysis, page 46

1.   Please update your compensation disclosure to reflect compensation for fiscal year 2008. If the amount of salary or bonus for the year is not yet calculable, this should be noted in a footnote together with applicable disclosure, per Instruction 1 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

Exhibits

2.   The exhibit index to your amended filing indicates that the consent of Margolis & Company P.C. is filed therewith as Exhibit 23.1, but the most recent auditor's consent on file for your registration statement is dated as of August 4, 2008. Please ensure that the consent of your independent auditor is updated and filed with your next amendment.

3.   The most recent legal opinion on file for your registration statement is also dated as of August 4, 2008. Please have counsel provide a current opinion dated as of a date as close as possible to requested effectiveness of the registration statement.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Carl Vandemark, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP